CUSIP No. 09625U109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Blueknight Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
January 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,468,200
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,468,200
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,468,200
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	6.8% *
12)	Type of Reporting Person	PN

* Based on 21,727,724 Common Units outstanding as of August 4, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer on August 9, 2010.

CUSIP No. 09625U109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,468,200
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,468,200
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,468,200
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	6.8% *
12)	Type of Reporting Person	OO - Other

* Based on 21,727,724 Common Units outstanding as of August 4, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer on August 9, 2010..

CUSIP No. 09625U109

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,468,200
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,468,200
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,468,200
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	6.8% *
12)	Type of Reporting Person	IN, HC

* Based on 21,727,724 Common Units outstanding as of August 4, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer on August 9, 2010.

CUSIP No. 09625U109

Schedule 13G

Item 1.

(a)	Name of Issuer: Blueknight Energy Partners, L.P.

(b)	Address of Issuer's Principal Executive Offices:

2 Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, OK  74136
Item 2.

(a)	Name of Person Filing:

       Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.  Seth W. Hamot, Roark, Rearden & Hamot, LLC and Costa Brava Partnership III L.P. are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.  All of the securities reported herein as beneficially owned by the Reporting Persons are directly held by Costa Brava Partnership III L.P.  The Reporting Persons have agreed that this Schedule may be filed by Seth W. Hamot on behalf of each of them jointly pursuant to Rule 13d-1(k)(1).  A copy of such agreement is attached as Exhibit 1 to this Schedule.

(b)	Address of Principal Business Office or, if None, Residence:

       420 Boylston Street, Boston, MA 02116.

(c)	Citizenship:

       Seth W. Hamot is a United States citizen.  Costa Brava Partnership III L.P. is  a Delaware limited partnership.  Roark, Rearden & Hamot, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:
Common Units

(e)	CUSIP Number:
09625U109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.          Ownership.

(a) through (c):

Incorporated by reference to Items 5 through 9 and 11 of the cover pages to this Schedule 13G

Item 5.          Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.          Identification and Classification of Members of the Group.
Not applicable.

Item 9.          Notice of Dissolution of Group.
Not applicable.

Item 10.        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09625U109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2010

/s/ Seth W. Hamot
Seth W. Hamot

CUSIP No. 09625U109

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them, in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  Further, the undersigned hereby agree that each such joint filing may be made on behalf of each of them by Seth W. Hamot.

Dated:	September 20, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President